[BAKER BOTTS L.L.P. LETTERHEAD]

July 29, 2011

Via EDGAR and Overnight Mail

Ms. Jessica Dickerson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TPC Group LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed July 1, 2011

File No. 333-173804

Dear Ms. Dickerson:

On behalf of TPC Group LLC (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by email dated July 18, 2011.

Please telephone the undersigned at 713.229.1648 with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ M. Breen Haire
M. Breen Haire

Enclosures

cc:	Michael T. McDonnell

Miguel A. Desdin

Rishi A. Varma

Shannon Weinberg

TPC Group LLC

Dietrich King

Tracey Houser

Jeanne Baker

Pamela Long

United States Securities and Exchange Commission

July 29, 2011

MEMORANDUM

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	TPC Group LLC

DATE:	July 29, 2011

RE:	Response to SEC Comments dated July 18, 2011 Amendment No. 1 to Registration Statement on Form S-4 Filed July 1, 2011 File No. 333-173804

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by email dated July 18, 2011 relating to the above-referenced filing (the “Registration Statement”) of TPC Group LLC (the “Company”).

We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 to the Registration Statement, marked to show changes made to the previous filing. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.

General

1.	We note the acknowledgments of the company provided at the end of the response letter. Please note that, prior to effectiveness of the registration statement, these acknowledgments will need to be signed by the company.

Response: In response to the Staff’s comment, the Company has signed the acknowledgements provided at the end of this response letter.

Supplemental Letter

2.	Please revise your supplemental letter to include the following representations:

•

The company represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to original notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the company or an affiliate of the company to distribute the exchange notes.

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•

The company will make each person participating in the Exchange Offer aware that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such original notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

With respect to the second representation, we note you already make a similar representation in your supplemental letter. However, you reference “exchange notes for its own account” rather than “original notes acquired for its own account.”

Response: Concurrently with this letter, we are transmitting electronically a revised supplemental letter to include the representations described above.

Prospectus Cover Page

3.	We note your response to comment five of our letter dated May 25, 2011. In your added disclosure on the prospectus cover page, please remove the phrase, “for its own account,” from the first representation.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see the prospectus cover page and pages 38, 44, 221 and Exhibits 99.1, 99.3 and 99.4.

The Exchange Offer, page 37

Conditions to the Exchange Offer, page 44

4.	We note your response to comment 15 of our letter dated May 25, 2011. We further note the language that you will still “determine” whether conditions to the exchange offer have been not been satisfied. Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 44.

Management’s Discussion and Analysis . . . , page 51

Recent Developments, page 52

5.

Please revise your disclosures regarding your refurbishment of the first dehydrogenation unit and potentially the second dehydrogenation unit to explain to investors why you decided to allocate resources to this project on February 4, 2011, after writing the assets off in the fourth quarter of fiscal year 2009 because, in part,

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July 29, 2011

you were unable to locate the resources to make the necessary investment. Please refer to the explanation you provided to us in your response to comment 38 in our letter dated May 25, 2011.

Response: As the Staff is aware, in the fourth quarter of fiscal 2009, we determined that the likelihood of investing additional capital in the foreseeable future necessary to recover the carrying value of the dehydrogenation units had been substantially reduced. While this determination was based in part on our belief that it was unlikely that the funds necessary to undertake any such significant investments would be available in the foreseeable future (a belief we disclose in the Registration Statement at pages 68, 72 and F-41), it is also true that it would not have been accretive to the Company to undertake such investments even if funds had been available. This is because, in the fourth quarter of fiscal 2009, the Company was purchasing isobutylene pursuant to a supply contract with pricing terms that were more advantageous than the cost of producing isobutylene from the Company’s own dehydrogenation units (taking startup costs into account). As discussed in our prior response to comment 38 to the Staff’s letter dated May 25, 2011, that isobutylene supply contract was subsequently revised as a result of bankruptcy proceedings by the supplier, which resulted in an increase in isobutylene costs under the contract such that self-supplying isobutylene from the dehydrogenation units became more advantageous.

Taking the foregoing into account, we respectfully submit that adding disclosure regarding the availability of funds in fiscal 2009 may be misleading to an investor, who may read such disclosure to imply that the Company would have undertaken the dehydrogenation unit restart project at any time funds were available. While the availability of funds was a relevant consideration in determining to record the impairment charge, it did not affect the Company’s decision not to undertake the project at that time.

Corporate Governance, page 113

Affirmative Determinations Regarding Director Independence, page 116

6.	We note you reference director nominees to be elected at TPC Group Inc.’s annual meeting. We further note that the annual meeting took place on June 8, 2011. Please amend your registration statement to reflect the results of the annual meeting.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 116.

Executive Compensation, page 120

Compensation Discussion and Analysis, page 120

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July 29, 2011

Elements of Compensation for Named Executive Officers, page 125

Annual Incentives, page 127

7.	We note your reference to individual objectives that include both quantitative financial measurements and qualitative strategic and operational considerations. Please revise this section to disclose each of the individual objectives for each of the executive officers. Please also disclose how actual results compared to the objectives. If you believe that disclosure of these objectives is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you have a sufficient basis to keep the information confidential, expand your disclosure to discuss how difficult or how likely it would be for the named executive officers to achieve the undisclosed objectives.

Response: As discussed on page 128 of the Registration Statement, in addition to company objectives, our Compensation Committee annually establishes individual performance objectives for our Chief Executive Officer, who in turn establishes objectives for each other named executive officer, in each case based on quantitative financial measures and qualitative strategic and operational considerations specific to each officer’s area of expertise and oversight. Individual progress towards achievement of these objectives is measured over the course of the year for which the objectives are set and, in the case of short-term objectives, on a quarterly basis. These individual objectives generally fall into one of four main categories: financial, operational, employee matters and strategic initiatives. The specific objectives within each of these categories are derived from internal budgets and business and operating plans which contain confidential commercial and financial information that reflect our internal expectations and analyses of various factors affecting our business. We respectfully advise the Staff that disclosure of the individual performance objectives set for each of our named executive officers is not required because it would result in competitive harm and may therefore be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which requires reference to and analysis of the applicable exemption from disclosure under the Freedom of Information Act (the “FOIA”). Section 552(b)(4) of the FOIA (“Exemption 4”) exempts from the disclosure requirements of the FOIA “trade secrets and commercial or financial information obtained from a person and [which is] privileged or confidential.” In addition, 17 C.F.R. § 200.80 (“Rule 80”)

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sets forth the exemptions from disclosure under the Commission’s rules and regulations adopted under the FOIA. Section (b)(4) of Rule 80, which relates to Exemption 4, provides that the Commission will not publish or make available to any person pursuant to a FOIA request those matters that “[d]isclose trade secrets and commercial or financial information obtained from a person and privileged or confidential, including, but not limited to: (i) information contained in . . . applications for registration or other material filed with the Commission . . . and related material which is deemed to have been submitted to the Commission in confidence or to be confidential at the instance of the registrant.”

As stated in Public Citizen Health Research Group, the D.C. Circuit Court has consistently held that the terms “commercial” and “financial” in Exemption 4 should be given their ordinary meanings. Pub. Citizen Health Research Group v. FDA, 704 F.2nd 1280, 1291 (D.C. Cir. 1983). The term “commercial” need not be confined to records that “reveal basic commercial operations.” Id. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. Id. at 1290; American Airlines, Inc. v. National Mediation Board, 588 F.2d 283, 870 (2d Cir. 1978). Generally, courts have found that commercial or financial information consists of information with respect to supplies, purchases, costs of good sold, inventory balances, costs, selling prices, freight costs and profit margins. See Braintree Elec. Light Dept. v. Dept. of Energy, 494 F. Supp. 287 (D.D.C. 1980). In Burke Energy Corp. v. Dept. of Energy, 583 F. Supp. 507 (D. Kan 1984), the plaintiff, Burke Energy Corporation, brought an action against the U.S. Department of Energy under the FOIA for disclosure of information relating to an audit by the Department of Energy of another company. The Burke court held that the commercial or financial material was confidential and not subject to disclosure because, among other things, “the release of this information would very likely cause substantial harm to the competitive position of the [company . . . by permitting] competitors to acquire private information about the [company’s] pricing policies.” Id. at 512. See also Braintree (information pertaining to, inter alia, a company’s “pricing mechanism” can afford a competitor with data to underbid the company and would cause substantial harm to its competitive position); and Canal Refining Company v. Corrallo, 616 F. Supp. 1035 (D.D.C. 1985) (disclosure of price and volume information would enable competitors to assess the firm’s relative market position and marketing strategy and would undermine the firm’s current relationship with purchasers).

Here, the individual performance objectives were set by parties engaged in commercial enterprises with respect to commercial arrangements with employees. The individual performance objectives are clearly of a “commercial or financial” nature, as they consist of information with respect to internal budgets and financial projections (including growth and profitability indicators) and business and operating plans, including strategic initiatives for the Company. The individual performance objectives have been obtained from the Company’s private records and therefore are

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obtained from a “person.” See Comstock Int’l (U.S.A.), Inc. v. Export-Import Bank, 464 F. Supp. 804, 807-08, 810 (D.D.C. 1979) (definition of “person” encompasses a corporation). In addition, as will be discussed below, the information at issue is “privileged” and “confidential.”

Although the FOIA contains no definition of “privileged” or “confidential”, the U.S. Court of Appeals for the District of Columbia Circuit stated in Gulf & Western Industries, Inc. v. U.S., 615 F.2d 527, 530 (D.C. Cir. 1979), that information is privileged or confidential if it is “not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.” The court stated that, in order to establish the likelihood of substantial competitive harm, it is sufficient to show actual competition and the likelihood of substantial competitive injury. Id. (citing Nat’l Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C., Cir. 1976)).

The Gulf & Western standard sets forth a two-part test that must be met for commercial or financial information to be considered “confidential” under Exemption 4:

•	First, the information must not usually be released to the public.

•	Second, the likelihood of substantial competitive harm were such information released must be shown.

As noted above, our individual performance objectives are derived from our overall strategic business and operating plans, none of which has been previously disclosed to the public or is available from public sources. Because of the strategic importance of this information to our competitive position in our industry, we have taken, and will continue to take, measures to protect such information from public disclosure. It is highly unlikely, therefore, that this information will become public knowledge unless required to be disclosed in our public filings. Accordingly, the first element of the Gulf & Western test is met.

To satisfy the second element of the Gulf & Western test, “it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Indus., 615 F.2d at 530. As discussed on pages 22 and 97 of the Registration Statement, the petrochemicals businesses in which we operate are highly competitive. Among our competitors are some of the world’s largest chemical companies and major integrated petroleum companies, all of whom generally have their own raw materials resources and many of whom are larger and have greater financial resources than we do. Moreover, we compete with other companies in our industry for the feedstocks we need to produce our products. If our production costs are higher than our competitors due to supply-side competition or other factors, we may have difficulty recovering those higher costs from our customers due to the commodity nature of our products.

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Therefore, actual competition exists within our industry and, as discussed below with respect to each category of our individual performance objectives, there is a likelihood of substantial competitive injury if these objectives are disclosed.

Financial Objectives

Individual financial performance objectives vary depending on an executive’s role and the specific factors influencing his or her area of responsibility and may include achievement of specified financial metrics, such as Adjusted EBITDA, gross profit or free cash flow targets, with respect to specific areas of our operations. Specific financial objectives are derived with reference to our internal budget, which reflects our internal expectations and analyses of various factors affecting our business, including, among other things, our customers’ and suppliers’ budgets and anticipated activity levels and capital spending, the related mix of products we provide, commodity prices, costs in a volatile marketplace and general economic conditions. These factors, as used in our budget and our business and operating plans, are essential in internal decision-making on strategic matters ranging from allocation of assets and resources, pricing and discounting strategies, pursuing potential acquisitions and divestitures, and other important strategic and confidential operational issues.

Disclosure of individual financial performance objectives would provide competitors with insight into our expectations and goals with respect to particular elements of our business, and provide them the opportunity to review internal financial and operating targets to determine if any trends or patterns exist between actual and targeted results. Our industry is volatile and competitive and, therefore, successfully managing market conditions is vital to our overall success. If a competitor was able to gain insight into our assessment of a set of market conditions through our individual financial performance objectives, even after such market conditions have passed, they could gain an unfair advantage in understanding our strategic approach to our business. Furthermore, disclosure of past financial target levels could allow competitors to forecast or extrapolate our business model in future periods and subject us to similar disadvantages.

Operational Objectives

Individual operational performance objectives vary depending on an executive’s role and may include, among other things, attaining certain production goals, improving production efficiency to achieve cost savings, reducing operational downtime, obtaining regulatory or environmental permits or approvals, implementing measures to further protect our intellectual property or completing specified objectives within pre-determined budgetary constraints. These objectives are based on our business and operating plans. Disclosure of these objectives would provide competitors with an insight into our internal decision-making on these operational issues and allow them to adjust their own strategies to unfairly compete with us. For

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example, to the extent we shift our operational strategies from one area of focus to another, such shift would likely be reflected in our internal operating plans and consequently the operational performance objectives. The disclosure of such shift would give competitors notice of our plans, and would place us at a strategic disadvantage relative to our competitors when attempting to implement our new strategy. Disclosure of initiatives for operational improvement could also allow competitors to claim to customers that our performance in these areas is currently lacking. Disclosure of efforts to obtain permits or approvals could give competitors an advance opportunity to prepare challenges to such efforts. Disclosure of efforts to protect intellectual property could point out real or perceived vulnerabilities which could be exploited maliciously by third parties.

Employee Related Objectives

Individual performance objectives related to employee matters may include, among others, implementation of organizational enhancement and efficiency measures, achievement of specified safety standards as measured by recordable injury rates, and development of knowledge and expertise in a particular executive officer’s area of operation. These objectives reflect our business-related goals, with a focus on improving performance in areas of strategic importance. Disclosure of these objectives would give competitors insight into our internal evaluations of the strengths and weaknesses of our personnel and reveal our strategic analyses of the areas of our business in which we seek to increase or improve our level of institutional knowledge. Disclosure of this information would result in substantive competitive harm because competitors may view our developmental objectives as an assessment of an actual or perceived weakness in our business strategy upon which they could focus their own competitive strategy. Additionally, disclosure of such objectives would provide our competitors with our assessment of the strengths of our personnel, which may motivate competitors to recruit employees away from us or otherwise make it more difficult for us to retain key talent, which is vital to our success.

Strategic Initiatives

We also set individual performance objectives in relation to strategic initiatives that we believe are important to the conduct and direction of our business during the performance period. These objectives may include, among others, completion of strategic acquisitions or divestitures, establishment of relationships with key customers or suppliers or development of new products or processes. Disclosure of these objectives would provide competitors with insight into our internal decision-making process with respect to the items that we believe are of strategic importance in our business, allowing them to adjust their strategies to more effectively compete with us. Additionally, disclosure of such objectives could make those objectives harder to achieve by, for example, creating additional competition for a potential acquisition or the establishment of a relationship with certain customers or suppliers.

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Disclosure of these objectives would provide our competitors with our assessment of matters of key importance and focus in both our near- and long-term strategic planning, thereby providing an unfair advantage in understanding our strategic approach to our business.

As noted above, progress towards the achievement of the individual performance objectives set for our officers is measured on an annual and, in some cases, quarterly basis. As a result, disclosure of what is essentially an ongoing, “real time” evaluation of our performance would provide our competitors with significant insight into our short- and long-term business strategy and reactions to industry conditions, thereby putting us at a significant competitive disadvantage.

In response to the Staff’s comment, we have revised the Registration Statement to discuss how difficult or how likely it would be for the named executive officers to achieve the individual performance objectives described above. Please see page 128.

Executive Perquisites, page 132

8.	You state that you provide club membership reimbursement for one of the named executive officers and reimbursement for a company car and associated expenses for one of the named executive officers. Please disclose which executive officers receive these perquisites. Please also disclose why these perquisites are only provided to one of the named executive officers. In your discussion, please be sure to discuss how providing these perquisites to one named executive officer aligns with your compensation objectives.

Response: We note that the executive officers receiving the perquisites described in the Staff’s comment are disclosed in footnote 4 to the “All Other Compensation” table on page 137 of the Registration Statement. We have revised the Registration Statement to separately identify these officers in the perquisite discussion and to provide additional disclosure regarding how these perquisites align with our compensation objectives. Please see page 133.

Description of Exchange Notes, page 153

Certain Covenants, page 167

Future Guarantors, page 181

9.

We note your response to comment 28 of our letter dated May 25, 2011, but we cannot accept your “no-sale” theory. We note that you are relying on the accommodation created by the Exxon-Capital no-action letter and its progeny. That accommodation is construed narrowly, and it does not countenance a “no-sale” theory for guarantees issued by guarantors as the offer and sale of the notes and related guarantees are deemed to be a single distribution of securities. Pursuant to

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the accommodation, you must identify all of the guarantors in your registration statement, naming them as co-registrants. If, in the future, there are additional guarantors, you must register the offer and sale of their guarantees on a new registration statement. Please see Question 210.01 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website.

Response: We refer to SEC Release No. 33-7649, where the Staff noted that there exists a common question regarding how to treat guarantors and the related guarantees that an issuer adds after a registration statement becomes effective. The Staff provided the following factual example (Example 2 of Appendix B): a parent company files a Securities Act registration statement relating to a shelf offering of its debt securities; the registration statement states that more than one, but not all, of its subsidiaries will guarantee the securities; the registration statement includes each of the current subsidiary guarantors as a co-registrant; and the indenture states that the parent company may, without the approval of the debt holders, add or delete subsidiary guarantors in the future. The Staff noted that, in regards to Example 2 of Appendix B, the proper treatment of the additional guarantors and the related guarantees depends on whether the securities have already been offered or whether such securities will be offered after guarantors are added or deleted. The Staff took the position that if additional guarantors are to be added after the registration statement becomes effective but before the offer and sale has occurred, a new registration statement must be filed to reflect the additional guarantors and the related guarantees. If, however, the offer and sale occurs before additional guarantors are added, the Staff took the position that there would not be a “Securities Act registration event” because the decision to add guarantors would not involve an investment decision by the debt holders; therefore, there would be no need to amend the registration statement or file a new registration statement.

Consistent with the Staff’s guidance in Release No. 33-7649, we advise the Staff that, while we do not anticipate that any additional subsidiary will come into existence and be added as a guarantor of the notes during the period between the effectiveness of the Registration Statement and the consummation of the exchange offer, if this does occur we would register the offer and sale of additional guarantees on a new registration statement because the additional guarantees would form part of the consideration being offered to holders of outstanding notes in the exchange offer and would involve an investment decision by the note holders.

We also advise the Staff that, if, in the future following the consummation of the exchange offer, we acquire or create a material domestic subsidiary that guarantees any indebtedness of ours or any of our domestic subsidiaries, the covenants of the indenture governing the notes may require us to cause such subsidiary to become a guarantor of the notes by entering into a supplemental indenture pursuant to which such subsidiary will agree to guarantee our obligations under the notes and the indenture on the same basis as the other subsidiary guarantors as if it had originally

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been a party to the indenture on the date the notes were originally issued. The creation of such additional guarantees will be made pursuant to our contractual obligations under the indenture governing the notes and will be done without the need for any consent, approval or consideration from any of the note holders. We further advise the Staff that all guarantees are full and unconditional and joint and several, and all subsidiaries are wholly-owned. We submit to the Staff that, in accordance with SEC Release No. 33-7649, the issuance of the additional guarantees after the consummation of the exchange offer would not constitute a “Securities Act registration event” because the note holders would not exchange anything of value in return for the additional guarantees, there would be no consideration for the additional guarantees and there would be no investment decision on the part of the note holders. As a result, there would not be the need to file and have become effective a registration statement or to deliver a prospectus that complies with the requirements of the Securities Act relating to the issuance of such additional guarantees.

In light of the Staff’s position in SEC Release No. 33-7649, we respectfully submit that if additional guarantors are to be added after the Registration Statement becomes effective but before the consummation of the exchange offer, we would expect to register the offer and sale of the additional guarantees on a new registration statement. If, however, the exchange offer is consummated before additional guarantors are added, there would not be a “Securities Act registration event” and, therefore, there would be no need to amend the Registration Statement or file a new registration statement.

TPC Group LLC Financial Statements, page F-1

Note E – Debt, page F-9

8 1/4% Senior Secured Notes, page F-9

10.	Please include the disclosures required by paragraphs (f) and (i)(8) of Rule 3-10 of Regulation S-X.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page F-20.

Note C – Significant Accounting Policies, page F-28

Inventories, page F-29

11.	We note the additional disclosures you provided in response to comment 34 in our letter dated May 25, 2011. Please revise your disclosures to clarify that these exchanges do not impact the consolidated statements of operations and comprehensive income, as they are recognized at the carrying amount. Please refer to ASC 845-10-30-15-30-16 for guidance.

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Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 84 and F-33.

Revenue Recognition, page F-31

12.	We note your response to comment 36 in our letter dated May 25, 2011. Specifically, we note that you recognize the amount you are contractually allowed to bill prior to the completion of the revenue recognition process as accounts receivable with an offsetting adjustment to deferred revenue. It remains unclear how you determined that the recognition of the asset and a liability without the exchange of cash and/or completion of the revenue recognition process is in accordance with US GAAP. Please provide us with the specific reference to the accounting literature that supports your accounting.

Response: The contractual arrangements referred to in the Staff’s comment involve only a small number of our butadiene customers who also supply us with crude C4 feedstock. Regarding these specific arrangements, at the end of each month we record a payable for the amount of crude C4 we purchased during that month and a receivable from the customer for the amount of butadiene nominated for delivery by the customer during that month. We pay the supplier/customer for the crude C4 purchased during the following month under normal credit terms, and the supplier/customer pays us for the butadiene nominated for delivery during the following month under normal credit terms, regardless of whether any of the nominated volume of butadiene has been delivered as of the date payment is due. We recognize an asset because the customer is contractually obligated to pay the invoice regardless of timing of delivery, notwithstanding the fact that cash has not actually been exchanged. This is consistent with FASB Accounting Concept 6, which states that an asset is a probable future economic benefit obtained or controlled by a particular entity as a result of a past transaction or event. We believe the invoiced amount meets the criteria to be recorded as an account receivable under US GAAP because it represents a contractual right to receive cash. It should also be noted that no portion of the deferred revenue is recognized as revenue until the revenue recognition process has been completed, and that the amounts of the receivable and deferred revenue recorded in relation to these arrangements are inconsequential to total current assets, total assets, total current liabilities and total liabilities.

Note F – Debt, page F-38

8 1/4% Senior Secured Notes, page F-39

13.	We note your response to comment 40 in our letter dated May 25, 2011. It is unclear to us how you determined that you are not required to provide condensed

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consolidating financial data in accordance with paragraph (f)(4) of Rule 3-10 of Regulation S-X. While we understand that the guarantor subsidiaries, as a group, are minor, Note 2 to paragraph (f) of Rule 3-10 of Regulation S-X appears to allow for the exclusion of the column for the other, non-guarantor subsidiaries when those subsidiaries meet the definition of being minor. As such, please revise your disclosures to include the condensed consolidating financial information as described in paragraph (f)(4) of Rule 3-10 of Regulation S-X.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page F-69.

Note O – Segment Information, page F-60

14.	We note your response to comment 45 of our letter dated May 25, 2011. Specifically, we note that you allocate resources to major capital projects based on the projected returns of those projections. Please tell us if the majority of your capital projections can be specifically identified with one of your operating segments. Please also tell us the number of capital projections in which you are monitoring the returns for purposes of allocating resources and what each of the capital projects represents. In this regard, ASC 280-10-50-1 notes that an operating segment is a component for which its operating results are reviewed for purposes of allocating resources in addition to evaluating performance. As such, it is unclear how you were able to identify your operating segments as being C4 Processing and Performance Products if this is not the level at which you are allocating your resources. Please advise.

Response: As noted in the Staff’s comment, paragraph (b) of ASC 280-10-50-1 provides that an operating segment is a component whose operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment, and to assess its performance. Under this definition, our C4 Processing and Performance Products segments are the only operating segments of the Company; they are the only components whose operating results are reviewed by our CODM for purposes of resource allocation and performance assessment. We confirm to the Staff that each of our capital projects can be specifically identified with one of our operating segments. We also confirm that there are no capital projects in which we are monitoring the returns for purposes of allocating resources, because we monitor operating results for purposes of allocating resources at the segment level, not on a project-by-project basis.

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The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 29, 2011

TPC GROUP LLC

By:	/s/ Michael T. McDonnell
Name: Michael T. McDonnell
Title: President and Chief Executive Officer